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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-23269

                           NOTIFICATION OF LATE FILING

(Check One):   [x] Form 10-K   [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q

                               [_] Form N-SAR

                  For Period Ended December 31, 2001

                  [_]  Transition Report on Form 10-K

                  [_]  Transition Report on Form 20-F

                  [_]  Transition Report on Form 11-K

                  [_]  Transition Report on Form 10-Q

                  [_]  Transition Report on Form N-SAR

                  For the Transition Period Ended:______________________________


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

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                                     PART I

                             REGISTRANT INFORMATION

Metromedia Fiber Network, Inc.
(Full name of registrant)

N/A
(Former name if applicable)

c/o Metromedia Fiber Network Services, Inc.
360 Hamilton Avenue
White Plains, New York 10601
(Address of principal executive office)


                                     PART II

                             RULE 12b-25(b) AND (c)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



                          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         [x]
                          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                          (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

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                                    PART III

                                    NARRATIVE

                  State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant has experienced significant delays in preparing its consolidated financial statements due to issues related to a significant write-down in the value of its assets, as well as management's devotion of substantial time to a restructuring of the Registrant's operations.

                                     PART IV

                                OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification

                  Robert J. Sokota, Senior Vice President    (914) 421-6700
                  and General Counsel                        (telephone number)
                                 (name)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes  [_] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes  [_] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As a result of the need to recognize a significant write-down on the value of its assets, the Registrant's net loss for the year ended December 31, 2001 will be significantly higher than its net loss of $407 million for the year ended December 31, 2000. The Registrant has not yet finalized the determination of the amount of such write-down.

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                         METROMEDIA FIBER NETWORK, INC.

                  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



                   Date:  April 1, 2002    By: /s/ Robert J. Sokota
                                               -------------------------
                                                 Name:  Robert J. Sokota
                                                 Title: Senior Vice President
                                                        and General Counsel